GERDAU AMERISTEEL CORPORATION
Hopkins Street South
Whitby, Ontario
L1N 5T1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
May 6, 2003

     NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of Gerdau AmeriSteel Corporation will be held at the Toronto Hilton, 145 Richmond Street West, Toronto, Canada on Tuesday, May 6, 2003, at 10:00 a.m., Toronto time, for the following purposes:

a)	to receive the consolidated financial statements of Gerdau AmeriSteel Corporation and its subsidiary companies for the financial year ended December 31, 2002 together with the report of the auditors thereon;

b)	to consider and, if thought fit, to pass a special resolution (the ‘‘Board Size Resolution’’), the full text of which is set forth in Appendix ‘‘A’’ to the accompanying Management Information Circular, approving the decrease in the number of directors of Gerdau AmeriSteel from 13 to 9 persons;

c)	to elect nine directors for the ensuing year;

d)	to appoint auditors and to authorize the directors to fix their remuneration;

e)	to consider and, if thought fit, to pass an ordinary resolution (the ‘‘By-law Resolution’’), the full text of which is set forth in Appendix ‘‘B’’ to the accompanying Management Information Circular, approving the amendment of Gerdau AmeriSteel’s general by-law;

f)	to consider and, if thought fit, to pass a special resolution (the ‘‘Articles of Amendment Resolution’’), the full text of which is set forth in Appendix ‘‘C’’ to the accompanying Management Information Circular, approving the amendment of Gerdau AmeriSteel’s articles; and

g)	to transact such further and other business as may properly come before the meeting or any adjournments thereof.

DATED at Toronto the 31st day of March, 2003.

BY ORDER OF THE BOARD OF DIRECTORS TOM J. LANDA Vice President, Finance, Chief Financial Officer and Secretary

     If you are unable to attend the meeting in person, you are requested to date, sign and return the enclosed form of proxy in the envelope provided for that purpose.

     The board of directors has, by resolution, fixed 10:00 am, Toronto time, on Friday, May 2, 2003, or such other time that is 48 hours (excluding Saturdays and holidays) preceding the time of the meeting or any adjournments thereof as the time before which proxies to be used or acted upon at the meeting or any adjournments thereof must be deposited with, or if mailed must be received by, CIBC Mellon Trust Company of 200 Queen’s Quay East, Unit 6, Toronto, Ontario, M5A 4K9.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

     The information contained in this management information circular is furnished in connection with the solicitation of proxies to be used at the annual and special meeting of shareholders of Gerdau AmeriSteel Corporation (‘‘Gerdau AmeriSteel’’ or the ‘‘Corporation’’) to be held on May 6, 2003 (‘‘the meeting’’), and at all adjournments of the meeting, for the purposes set forth in the accompanying notice of meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by employees of the Corporation. The solicitation of proxies by this circular is being made by or on behalf of the management of the Corporation and the total cost of the solicitation will be borne by the Corporation. The information contained in this circular is given as at March 31, 2003, except where otherwise noted.

     In this management information circular: ‘‘$’’ and ‘‘dollars’’ refer to U.S. dollars; and ‘‘Cdn$’’ refers to Canadian dollars.

APPOINTMENT OF PROXIES

     The persons named in the enclosed form of proxy are senior officers of the Corporation. Each shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him/her on his/her behalf at the meeting other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the specified persons and inserting the name of the shareholder’s nominee in the space provided or by completing another appropriate form of proxy in proper form and, in either case, by depositing it with CIBC Mellon Trust Company, 200 Queen’s Quay East, Unit 6, Toronto, Ontario, M5A 4K9 by 10:00 a.m. Toronto time, on Friday, May 2, 2003 or such other time that is not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the meeting or any adjournment thereof.

Non-Registered Holders

     Only registered holders of common shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the meeting. However, in many cases, common shares of the Corporation beneficially owned by a holder (a ‘‘Non-Registered Holder’’) are registered either:

(a)	in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered Rasps, RRIFs, RESPs and similar plans; or

(b)	in the name of a clearing agency or depository (such as The Canadian Depository for Securities Limited or ‘‘CDS’’) of which the Intermediary is a participant.

     In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the notice of meeting, this management information circular, the form of proxy, and the 2002 annual report (collectively, the ‘‘meeting materials’’) to CDS and the Intermediaries for onward distribution to Non-Registered Holders.

     Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Non-Registered Holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

A.	Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms sent by ADP IC permit the completion of the voting instruction form by telephone or through the Internet at www.proxyvotecanada.com. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder’s behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder.

or

B.	Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Holder’s behalf), the Non-Registered Holder must complete the form of proxy and deposit it with CIBC Mellon Trust Company at their principal offices as described above. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder s behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

     The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the NonRegistered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Revocation of Proxy

     A shareholder executing the enclosed form of proxy may revoke it at any time before it has been exercised. The Business Corporations Act (Ontario) sets out a procedure for revoking proxies by depositing an instrument in writing to that effect with the Corporation or the Chairman of the meeting prior to its exercise.

A registered shareholder who has given a proxy may revoke the proxy by:

(a)	completing and signing a proxy bearing a later date and depositing it with CIBC Mellon Trust Company as described above; or

(b)	depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing: (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment of the meeting, at which the proxy is to be used, or (ii) with the Chairman of the meeting on the day of the meeting or any adjournment of the meeting; or

(c)	in any other manner permitted by law.

     A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the meeting.

VOTING OF PROXIES

     The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such direction, such shares will be voted by the management representatives for the Board Size Resolution, for the election of directors, for the appointment of auditors, for the By-law Resolution and for the Articles of Amendment Resolution as indicated under those headings in this circular. The enclosed form of proxy, when properly executed, confers discretionary authority upon the management representatives designated in the form of proxy with respect to amendments to or variations of matters identified in the notice of meeting and with respect to other matters which may properly come before the meeting. At the date of this management information circular, the management of the Corporation is not aware of any amendments, variations or other matters to come before the meeting other than the matters referred to in the foregoing notice of meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     Holders of common shares of record at the close of business on April 4, 2003 (the ‘‘record date’’), will be entitled to vote at the meeting except to the extent that a person has transferred any shares of the Corporation after that date and the new holder of such shares establishes proper ownership and requests not later than ten days before the meeting to be included in the list of shareholders eligible to vote at the meeting. Holders of common shares are entitled to one vote for each share held.

     The share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As of the record date, 198,091,620 common shares and no preferred shares were outstanding.

     To the knowledge of the directors and officers of the Corporation, there is no beneficial owner or person or company who exercises control or direction over more than 10% of the outstanding voting rights attaching to any class of outstanding voting securities of the Corporation except as follows. The Gerdau family, indirectly, controls Metalúrgica Gerdau S.A. holding, collectively, 72.5% of the voting capital and 25.3% of the total capital and Metalúrgica Gerdau S.A. and its controlled companies hold 89.8% of the voting capital of Gerdau S.A. Gerdau S.A. indirectly owns a total of 133,388,400 common shares or 67.3% of the issued and outstanding common shares of the Corporation. The majority shareholder of Gerdau AmeriSteel does not have different voting rights than other securityholders.

MATTERS TO BE CONSIDERED AT THE MEETING

Resolution Reducing the Number of Directors of the Corporation

     Under the Corporation’s current articles, the board is set at a minimum of 5 directors and a maximum of 20 directors. On August 26, 2002, the shareholders of Gerdau AmeriSteel set, by ordinary resolution, the number of directors at 13. The directors are asking shareholders to approve the reduction in the number of directors of the Corporation from 13 to 9 persons. The board of directors has assessed the effectiveness of the board as a whole, as well as of the committees of the board. The board of directors has also examined its size and composition and has undertaken, upon the recommendation of the Corporate Governance Committee, to establish a board comprised of members who facilitate effective decision-making. Accordingly, the board of directors has resolved to seek shareholder approval to reduce its size to nine members. It is the opinion of the board and the Corporate Governance Committee that this reduction in size will permit it to operate more efficiently in carrying out its duties and responding to the various issues which arise. In accordance with applicable law and the terms of the Transaction Agreement between the Corporation and Gerdau Steel Inc., the board would, irrespective of its size, continue to have a majority of Canadian directors and a majority of independent directors.

     The shareholders are being asked to pass the Board Size Resolution, the full text of which is set out in Appendix ‘‘A’’ to this management information circular, authorizing the Corporation to reduce the number of directors of Gerdau AmeriSteel from 13 to 9 persons.

     In order to be approved, the Board Size Resolution must be passed by at least a majority of the votes cast by the shareholders, in person or by proxy, at the meeting.

     The board recommends that shareholders vote FOR the Board Size Resolution.

Election of Directors

     The board of directors is elected annually and may consist of such number between 5 and 20 members as the directors may from time to time determine. The number of directors has been set at nine members. In order to permit the board of directors to reduce its size to nine members, the following five individuals, who are currently members of the board of directors are not standing for re-election as directors: Messrs. Leach, Koerner, Korthals, Schipper and Newman; and the Corporate Governance Committee has recommended Mr. Arthur Scace for nomination as a director for the ensuing year.

     Unless authority to vote is withheld, common shares represented by proxies properly executed in favour of the persons designated in the printed portion of the enclosed form of proxy will be voted for the election of the nominees named below, all of whom, with the exception of Mr. Scace, are now directors. Management of Gerdau AmeriSteel has no reason to believe that any of the nominees will be unable to service as a director but, if that should occur for any reason prior to the meeting, it is intended that discretionary authority shall be exercised by the persons designated in the printed portion of the enclosed form of proxy to vote the proxy for the election of any other nominee or nominees of management. Each director elected at the meeting will hold office until the next annual meeting of shareholders or until his successor is elected or appointed, unless his office is earlier vacated.

Information Concerning Nominees as Directors

     The following table and the notes thereto set forth the names of the persons proposed to be nominated for election as directors, their present principal occupations, all positions and offices with Gerdau AmeriSteel and its significant affiliates at present held by them, the year in which they were first elected as directors of Gerdau AmeriSteel or a predecessor corporation and the approximate number of shares of Gerdau AmeriSteel that they have advised the Corporation are beneficially owned by them or over which they exercise control or direction:

		Year first
Name, Municipality of Residence and		became a	Common
Position(s) with Gerdau AmeriSteel	Present Principal Occupation	Director	Shares Held

Phillip E. Casey(3) Director, Chief Executive Officer and President Tampa, Florida, U.S.	Director, Chief Executive Officer and President of the Corporation	2002	8,069,091

Kenneth W. Harrigan(1)(4) Director Oakville, Ontario, Canada	Chairman, K.W. Harrigan Consultants (business consultant)	1994	1,000

Joseph J. Heffernan(1)(3) Director Toronto, Ontario, Canada	Chairman, Rothmans Inc. (tobacco manufacturer)	1996	5,200

Jorge Gerdau Johannpeter(2) Director and Chairman of the Board of Directors Porto Alegre, Rio Grande do Sul, Brazil	Director and Chairman of the Board of Directors of Gerdau S.A.	2002	—

		Year first
Name, Municipality of Residence and		became a	Common
Position(s) with Gerdau AmeriSteel	Present Principal Occupation	Director	Shares Held

Frederico C. Gerdau Johannpeter(2) Director Porto Alegre, Rio Grande do Sul, Brazil	Vice President of Gerdau S.A.	2002	—

André Bier Johannpeter(2) Director and Vice President, COO Canada Toronto, Ontario, Canada	Director and Vice President, COO Canada of the Corporation	2002	—

J. Spencer Lanthier(1)(4) Director Toronto, Ontario, Canada	Corporate Director	2000	2,043

Arthur Scace(1) Nominee Director Toronto, Ontario, Canada	Partner, McCarthy Tétrault LLP, Law Firm	-	—

Dr. Michael D. Sopko(1) Director Oakville, Ontario, Canada	Corporate Director	1997	1,000

(1)	Independent director (as defined below in the section entitled ‘‘Statement of Corporate Governance Practices’’).

(2)	The Gerdau family, indirectly, controls Metalúrgica Gerdau S.A. holding, collectively, 72.5% of the voting capital and 25.3% of the total capital and Metalúrgica Gerdau S.A. and its controlled companies hold 89.8% of the voting capital of Gerdau S.A. Gerdau S.A. owns approximately 67.3% of Gerdau AmeriSteel.

(3)	Mr. Phillip Casey owns 2,587,929 common shares directly and the remaining 5,481,162 common shares are held indirectly. Mr. Joseph Heffernan owns 5,000 common shares directly and the remaining 200 common shares are held indirectly.

(4)	Messrs. Harrigan and Lanthier are current members of the Corporation’s Audit Committee.

     Phillip E. Casey has been Chief Executive Officer and a director of AmeriSteel Corporation since June 1994 and President of AmeriSteel Corporation since September 1999. Mr. Casey was Chairman of the Board of AmeriSteel Corporation from June 1994 until September 1999. He became a director and was appointed Chief Executive Officer and President of Gerdau AmeriSteel in October, 2002.

     Kenneth W. Harrigan has been a director of Gerdau AmeriSteel since 1994. Mr. Harrigan is also Chairman of K.W. Harrigan Consultants and a director of a number of other Canadian public companies. Prior to that, he was Chairman and Chief Executive Officer of and consultant to Ford Motor Company of Canada, Limited.

     Joseph J. Heffernan has been a director of Gerdau AmeriSteel since 1996. He was Vice-Chairman of Gerdau AmeriSteel from 1999 until October 2002. Mr. Heffernan is also Chairman of Rothmans Inc., Chairman of Clairvest Group Inc. and a director of a number of other Canadian public companies.

     Jorge Gerdau Johannpeter has been working for the Gerdau companies since 1954. Mr. Johannpeter became an Executive Officer of Gerdau S.A. in 1973 and was appointed President in 1983. Mr. Johannpeter became a director and was appointed Chairman of the Board of Directors of Gerdau AmeriSteel in October 2002. He received a degree in Law from the Federal University of Rio Grande do Sul, Brazil.

     Frederico C. Gerdau Johannpeter has worked for the Gerdau companies since 1961. Mr. Johannpeter became an Executive Officer of Gerdau S.A. in 1973 and was appointed Vice President of Gerdau S.A. in 1983. Mr. Johannpeter became a director of Gerdau AmeriSteel in October 2002. He received a degree in Business Administration from the Federal University of Rio Grande do Sul, Brazil.

     André Bier Johannpeter has been working for the Gerdau companies since 1980. Mr. Johannpeter became an Executive Officer of Gerdau S.A. in 1989. In 1998, Mr. Johannpeter was appointed Director of Information Systems of Gerdau S.A. and in 1999 became Director of New Business Development of Gerdau S.A. and in 2002 he was appointed Vice President, North American Operations of Gerdau S.A. Mr. Johannpeter became a director and was appointed Vice-President, Chief Operating Officer of Gerdau AmeriSteel in October 2002. He received a degree in Business Management from the Catholic Pontiff University of Rio Grande do Sul, Brazil.

     J. Spencer Lanthier has been a director of Gerdau AmeriSteel since 2000. Mr. Lanthier is also Vice-Chairman and a director of TSX Group Inc. and a director of a number of other Canadian public companies.

     Arthur Scace has been nominated for election to the board of directors of the Corporation. Mr. Scace is a Partner of McCarthy Tétrault LLP, a Canadian law firm, and is the former national chairman and managing partner of the firm. He is a director of several corporations, including the Bank of Nova Scotia. Mr. Scace is a Rhodes Scholar with degrees from the University of Toronto, Harvard University and Oxford University.

     Dr. Michael D. Sopko has been a director of Gerdau AmeriSteel since 1997. Dr. Sopko is also a director of a number of other Canadian public companies.

     Messrs. Jorge and Frederico Johannpeter are brothers. André Johannpeter is the son of Jorge Johannpeter. None of the other directors are related to one another.

     The Gerdau AmeriSteel board of directors is always open to the consideration of qualified individuals who could become future members of the board. Whenever an appropriate candidate is presented to the board, the board will consider modifying its composition accordingly, in order to serve the best interest of the Corporation.

Appointment of Auditors

     Common shares represented by proxies properly executed in favour of management which are not directed to be withheld from voting in respect of the appointment of auditors will be voted for the reappointment of PricewaterhouseCoopers LLP as auditors of Gerdau AmeriSteel and to authorize the directors to fix the auditors remuneration.

Resolution Confirming New General By-law

     The board of directors have made a new general by-law of the Corporation, By-law No. A2, which also repeals the former general By-law No. A. The new by-law is simpler than the existing By-law No. A and does not include terms that are otherwise prescribed by applicable law, in particular, the Business Corporations Act (Ontario) (the ‘‘OBCA’’). This simplification will allow the Corporation to respond to changes in applicable law, including the OBCA, in the future without the need to revisit its by-laws. The adoption of By-law No. A2 will effect two changes that may be important to shareholders:

•	By-law No. A2 removes Canadian residency requirements for the board of directors; and

•	By-law No. A2 removes the requirement to hold directors’ and shareholders’ meetings in Canada.

     The first change has been made to permit the Corporation the flexibility to increase the number of non-Canadians on the board to the extent the OBCA may be amended. The second change is to permit the Corporation to hold directors’ and shareholders’ meetings inside or outside of Canada, as currently permitted by the OBCA.

     By-law No. A2 also permits the Corporation to hold shareholder meetings by telephone or electronic means. This section is being included to give the Corporation maximum flexibility but the corporation does not intend to hold electronic meetings in the near future.

     The shareholders are being asked to pass the By-law Resolution, the full text of which is set out in Appendix ‘‘B’’ to this circular, to confirm the repeal of By-law No. A and to confirm the adoption of the new by-law, the full text of which is set out in Exhibit ‘‘I’’ to Appendix ‘‘B’’.

     In order to be approved, the By-law Resolution must be passed by a majority of the votes cast by the shareholders, in person or by proxy, at the meeting, failing which the making of new By-law No. A2 and the repeal of By-law No. A by the directors will cease to be effective.

     The board recommends that shareholders vote FOR the By-law Resolution.

Resolution Amending the Articles of the Corporation

     Under the Corporation’s current articles, the board is set at a minimum of 5 directors and a maximum of 20 directors. The precise number of directors within the minimum and the maximum must currently be determined by the shareholders from time to time by ordinary resolution. The directors are asking shareholders to amend the articles of the Corporation to allow the board of directors to determine in future, by resolution from time to time, the number of directors of the Corporation within the prescribed maximum and minimum limits set out in the Corporation’s articles. This amendment would provide the board of directors with more flexibility in determining the appropriate board size in the future, within the prescribed minimum and maximum. In accordance with applicable law, the board would not be able to increase the board size by more than one third between meetings of shareholders and would not be able to reduce the size of the board to shorten the term of an incumbent director.

     The shareholders are being asked to pass the Articles of Amendment Resolution, the full text of which is set out in Appendix ‘‘C’’ to this management information circular, authorizing the Corporation to amend its articles to allow the board of directors to determine, by resolution from time to time, the number of directors of the Corporation within the prescribed maximum and minimum limits set out in the Corporation’s articles.

     In order to be approved, the Articles of Amendment Resolution must be passed by at least two-thirds of the votes cast by the shareholders, in person or by proxy, at the meeting, failing which the articles of amendment cannot be filed by the directors.

     The board recommends that shareholders vote FOR the Articles of Amendment Resolution.

COMPOSITION OF THE HUMAN RESOURCES COMMITTEE

     The following individuals served as the members of the committee responsible for executive compensation matters (the ‘‘Human Resources Committee’’) during the fiscal year ended December 31, 2002:

•	Ian Delaney (January 1, 2002 to October 23, 2002)

•	Joseph Heffernan (January 1, 2002 to October 23, 2002)

•	Michael M. Koerner (January 1, 2002 to October 23, 2002)

•	Dr. Michael Sopko (Chair) (October 25, 2002 to the present)

•	Lionel Schipper (Chair until October 25, 2002) (January 1, 2002 to the present)

•	Kenneth Harrigan (October 25, 2002 to the present)

     None of the members of the Human Resources Committee is or was an officer, employee or former officer or employee of the Corporation or any of its affiliates or is eligible to participate in the Corporation’s Annual Incentive Plan, Long-Term Incentive Plan or Executive Share Purchase Plan.

HUMAN RESOURCES COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Corporation’s Executive Compensation Program is overseen by the Human Resources Committee of the board of directors. In this regard, the Committee is responsible for reviewing, determining and recommending to the board for final approval the annual salary, bonus and other compensation levels of the executive officers of the Corporation. In addition, the Committee is also charged with reviewing management recommendations with regard to hirings, transfers and promotions, and overseeing pension arrangements for all employees. The current members of the Committee are Dr. Michael Sopko (Chair), Mr. Lionel Schipper and Mr. Kenneth Harrigan. The Committee met three times during 2002, including once after the date of the transaction with Gerdau Steel Inc. The current Committee was constituted in late October 2002. In certain respects, the Corporation’s approach to executive compensation has changed since the transaction with Gerdau Steel Inc. This section describes the current approach and is therefore not explanatory of the compensation paid prior to October, 2002. In 2003, the Committee has been continuing to review the overall compensation for the senior management team. Please see ‘‘Compensation for 2003’’ for a description of the general intentions regarding compensation for the Named Executive Officers in 2003.

Compensation Elements and Determination Process

     Direct compensation for executive officers of the Corporation consists of three elements: a fixed base salary, annual incentives and long-term incentives, each of which is described in more detail below. In reviewing and determining executive compensation, the Committee examines each component individually as well as total compensation as a whole.

     Recommendations from management are submitted to the Committee for consideration for the Named Executive Officers (and other management employees) other than the President and Chief Executive Officer. Compensation levels for the President and Chief Executive Officer are determined solely by the Committee. As an aid to its assessment, the Committee uses third-party competitive data and advice from independent compensation consultants.

Base Salaries

     Base salaries are initially determined with reference to the responsibilities of the position, the experience of the incumbent and the competitive marketplace for executive talent. External competitiveness of each executive officer is measured by reviewing compensation levels for positions with comparable responsibilities across a broad-based group of industrial companies. The Committee considers this reference data to be representative of the marketplace for senior executive talent of each position under consideration. Base salaries are targeted, over time, to be competitive with those of this comparator group. Salary levels are reviewed annually and adjustments may be made, if warranted, after evaluation of executive officer and Corporation performance, salary increase trends in the marketplace, current salary competitive positioning and any increase in responsibilities assumed by the executive officer.

Annual Incentives

     The Committee believes that the annual incentive compensation levels of executive officers should be tied, in part, to the performance of the Corporation. The Corporation has historically had an Annual Incentive Plan designed to reward executive officers with cash bonuses based on return on capital employed. This plan has been terminated while the Committee determines what the appropriate plan and performance measure should be. It is anticipated that a new plan will be implemented during 2003.

Long-Term Incentives

     The Committee considers long-term incentives to be an essential component of executive compensation to ensure a proper balance between short- and long-term considerations in the enhancement of shareholder value. The Corporation has historically had a Long-Term Incentive Plan which was based on shareholder returns. This plan has been terminated while the Committee determines what the appropriate plan and performance measure should be. It is anticipated that a new plan will be implemented in 2003.

Executive Share Purchase Plan

     The Committee has terminated the Corporation’s Executive Share Purchase Plan.

Chief Executive Officer Compensation

     As Chief Executive Officer of the Corporation from January 1, 2002 until October 23, 2002, Mr. Terry Newman’s annual base salary in 2002 was Cdn$552,025. He also received a bonus of Cdn$161,563 for 2002. Mr. Phillip Casey became Chief Executive Officer of the Corporation on October 23, 2002. His base salary in 2002 was $360,000 and for the period from October 23, 2002 to December 31, 2002, Mr. Casey earned $67,500 in base salary and $21,104 of bonus. These salary levels are in the middle range of compensation for a broad sample of North American industrial companies.

Compensation for 2003

     In 2003, it is expected that base salary for the Corporation’s Chief Executive Officer and four highest compensated executive officers will be in the range of $200,000 to $400,000. The Committee continues to review the Corporation’s compensation arrangements to reflect the new organization, integrate the overall approach to compensation and ensure the Corporation is able to attract and retain quality management.

     Report presented by the Human Resources Committee.

Shareholder Return Five-Year Performance Graph

     The chart below compares the yearly percentage change in the Corporation’s cumulative total shareholder return on the Corporation’s common shares (assuming all dividends were reinvested at the market price on the date of payment) against the cumulative total shareholder return of the S&P/TSX 300 Composite Total Return Index and the TSX Steel Index (of which the Corporation is one) for the five years commencing December 31, 1997 and ending December 31, 2002.

	31-Dec-97	31-Dec-98	31-Dec-99	31-Dec-00	31-Dec-01	31-Dec-02

Gerdau AmeriSteel	$100.00	$67.11	$89.47	$32.63	$9.11	$12.16
TSX Steel Index	$100.00	$80.28	$107.36	$59.84	$70.61	$69.36
S&P/TSX 300 Composite Index	$100.00	$98.42	$129.63	$139.23	$121.73	$106.59

COMPENSATION OF EXECUTIVE OFFICERS

     The tables and descriptive information set forth below are being furnished with respect to (i) those persons who were the Corporation’s Chief Executive Officer during the most recent financial year, (ii) the four other most highly compensated executive officers of the Corporation whose salary and bonus earned during the financial year ended December 31, 2002 exceeded Cdn$100,000, and (iii) those persons who were not executive officers of the Corporation on December 31, 2002, because they left their position during the year but would have been among the most highly paid if they had been executive officers on December 31, 2002 (collectively the ‘‘Named Executive Officers’’). For Mr. Casey and Mr. Leach, the compensation below represents 2.25 months of compensation, for the period from October 23, 2002, the date on which they became officers of Gerdau Ameristeel, to December 31, 2002. Tables have been omitted where no compensation was awarded or earned by or paid to any of the Named Executive Officers.

Summary Compensation Table

     The Summary Compensation Table details compensation information for the three financial years ended December 31, 2002, for the Named Executive Officers. The information includes: salary earned in each applicable year, incentive bonuses earned in each applicable year, annual compensation which represents amounts reimbursed for the payment of taxes, and all other compensation not reported elsewhere.

		Annual Compensation			Long-Term Compensation Awards

					Securities		Executive
		Currency of			Under		Stock
	Financial	Payment &		Annual	Options	Long-Term	Purchase	All Other
Name and Principal Position	Year	Disclosure	Salary	Bonus	Granted (#)	Incentive(8)	Plan(9)	Compensation

PHILLIP E. CASEY(1)
President and Chief	2002	$	$67,500	21,104	—	—	—	—
Executive Officer, Gerdau AmeriSteel

TERRY G. NEWMAN(2)
Former President and Chief	2002	Cdn$	552,025	161,563	—	379,775	276	38,066
Executive Officer,	2001	Cdn$	550,000	—	—	—	7,137	45,486
Gerdau AmeriSteel	2000	Cdn$	500,000	228,125	—	184,875	4,800	54,869

LORIE WAISBERG(3) Former Executive Vice President	2002	Cdn$	437,500	138,163	—	243,579	200	1,986,190
Finance & Administration,	2001	Cdn$	500,000	—	—	—	20,040	44,405
Gerdau AmeriSteel	2000	Cdn$	197,917	90,299	—	54,885	4,575	16,820

LOUIS F. HAGAN JR.(4) Former Senior Vice-President,	2002	$	$196,872	34,738	—	40,828	8,330	627,108
U.S. Steel Operations	2001	$	$214,167	—	—	—	4,996	19,964
	2000	$	$200,000	54,750	—	22,185	2,150	13,772

R.STEPHEN GRESHAM(5) Former Vice President, Sales,	2002	$	$173,000	38,775	—	34,180	—	955,553
Specialty Products,	2001	$	$173,000	—	—	—	1,380	25,180
Gerdau AmeriSteel	2000	$	$165,000	60,225	—	18,303	1,785	20,773

RONALD L. WITZIG(6) Former Vice President,	2002	$	$161,076	28,422	—	33,405	2,820	518,676
General Manager,	2001	$	$174,167	—	—	—	8,280	9,151
Gerdau Ameristeel Perth Amboy Inc.	2000	$	$165,000	45,169	—	18,303	1,785	9,301

GARRY A. LEACH(7) Vice-President,	2002	Cdn$	53,065	49,114	—	4,475	—	—
MRM Special Sections

(1)	Mr. Casey became President and Chief Executive Officer of Gerdau AmeriSteel on October 23, 2002.

(2)	Prior to August 24, 1999, Mr. Newman was Senior Vice-President, Chief Operating Officer, North America, Co-Steel Inc. Mr. Newman became Vice-Chairman of the Corporation on October 23, 2002.

(3)	Lorie Waisberg joined the Corporation on August 1, 2000 and left the Corporation on October 22, 2002. ‘‘All Other Compensation’’ includes a termination payment of Cdn$1,948,666.

(4)	Prior to August 1, 2001, Louis F. Hagan Jr. was Vice-President and Plant Manager, Gerdau Ameristeel Sayreville Inc. Mr. Hagan left the Corporation effective November 23, 2002. ‘‘All Other Compensation’’ includes a termination payment of $604,096.

(5)	Mr. Gresham left the Corporation effective December 31, 2002. ‘‘All Other Compensation’’ includes a termination payment of $943,338.

(6)	Prior to August 1, 2001 Ron Witzig was General Manager, Steel Production, Co-Steel Raritan and Co-Steel Sayreville and prior to January 2001, he was General Manager, Support Services, Co-Steel Sayreville and Co-Steel Raritan. Mr. Witzig left the Corporation effective November 23, 2002. ‘‘All Other Compensation’’ includes a termination payment of $491,002.

(7)	Mr. Leach became Vice-President of the Corporation on October 23, 2002.

(8)	In the year ended December 31, 2002, payouts under the long-term incentive plan to executive officers, other than Mr. Leach, were cash payments that vested immediately, as a result of the transaction with Gerdau Steel Inc. Mr. Leach’s long-term incentive plan award represents phantom options granted in respect of the value of Gerdau Ameristeel MRM Special Sections Inc. (2,801) and in respect of ADRs of Gerdau S.A. (1,674). These options are out of the money as of December 31, 2002.

(9)	The Corporation s Executive Share Purchase Plan allowed executive officers to contribute up to 5% of the executive officer s salary to purchase Common Shares, with the Corporation matching the executive officer’s contribution. The Corporation’s portion of the Executive Share Purchase Program does not vest for a period of 5 years. This plan has been terminated.

OPTION/SAR GRANTS DURING THE MOST
RECENTLY COMPLETED FINANCIAL YEAR

Market Value of
		% of Total		Securities
	Securities Under	Options/SARs		Underlying
	Options/SARs	Granted to	Exercise or	Options/SARs on
	Granted	Employees in	Base Price	the Date of Grant	Expiration
Name	(#)	Financial Year	($/Security)	($/Security)	Date

Phillip E. Casey	—	—	—	—	—
Terry G. Newman	—	—	—	—	—
Lorie Waisberg	—	—	—	—	—
Louis F. Hagan Jr.	—	—	—	—	—
R. Stephen Gresham	—	—	—	—	—
Ronald L. Witzig	—	—	—	—	—
Garry A. Leach(1)	(a) 2,801	68%	(a) Cdn$9.30	(a)(2)	February
	(b) 1,674		(b) $9.74	(b) $9.74(3)	2009

(b)	1,674 (b) $9.74 (b) $9.74(3) 2009 (1) Item (a) shows grants of phantom options in respect of shares of Gerdau Ameristeel MRM Special Sections Inc. (‘‘MRM’’). Item (b) shows grants in respect of ADRs of Gerdau S.A. Grants vest as to 10% at the end of the first year after grant, as to 20% of the end of the next year, as to 30% at the end of the next year and as to 40% at the end of the fourth year.

(2)	The value of MRM, for purposes of these phantom options, is calculated by MRM based on its financial performance over the three preceding years.

(3)	Average trading price for the first seven trading days in February 2002 on the New York Stock Exchange.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL
YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Value of Unexercised in-the-
	Securities	Aggregate	Unexercised Options/SARs at	Money Options/SARs at
	Acquired	Value	FY-End	FY-End
	on Exercise	Realized	(#)	($)(2)
Name	(#)	($)	Exercisable/Unexercisable	Exercisable/Unexercisable

Phillip E. Casey	—	—	—/—	—/—
Terry G. Newman	—	—	70,000/—	—/—
Lorie Waisberg	—	—	—/—	—/—
Louis F. Hagan Jr.	—	—	20,000/—	—/—
R. Stephen Gresham	—	—	27,600/—	—/—
Ronald L. Witzig	—	—	12,000/—	—/—
Garry A. Leach(1)	—	—	(a) 20,125/25,465	(a) —/—
			(b) 12,709/13,091	(b) 21,471/—

(1)	Item (a) shows Mr. Leach’s holding of phantom options granted in respect of shares of Gerdau AmeriSteel MRM Special Sections Inc. (‘‘MRM’’). Item (b) shows Mr. Leach s holding of phantom options granted in respect of ADRs of Gerdau S.A.

(2)	Except for Mr. Leach’s phantom options in respect of ADRs of Gerdau S.A., all options/SARs were out of the money. The value of MRM, for purposes of these phantom options, is calculated by MRM based on its financial performance over the three preceding years. The price of the ADRs of Gerdau S.A. on the New York Stock Exchange on January 2, 2003 was $9.38.

Retirement Plans

     Mr. Newman and Mr. Waisberg

     The Corporation provides pensions for Messrs. Newman and Waisberg in excess of what is provided under the general pension plans that cover all employees.

     Mr. Newman has 17 years of service but will be credited with an additional three years which will entitle him to receive a pension commencing June 1, 2003 in the amount of Cdn$283,662. The pension benefit will be partially offset by a portion of the Canada Pension Plan benefit. The pension is increased annually after retirement by 80% of the annual percentage change in CPI, subject to a maximum increase of 4%. The normal form of retirement benefit for Mr. Newman is joint and survivor 60%. Upon death, monthly payments equal to 60% of the pension being paid continue to be made for life to the surviving spouse.

     Mr. Waisberg has 5 years of service (including the number of years in respect of which he has received a termination payment). He will receive a pension commencing on November 1, 2005, in the amount of Cdn$350,000. The pension benefit will be partially offset by a portion of the Canada Pension Plan benefit. The pension is increased annually after retirement by 80% of the annual percentage change in CPI, subject to a maximum increase of 4%. The normal form of retirement benefit for Mr. Waisberg is joint and survivor 60%. Upon death, monthly payments equal to 60% of the pension being paid continue to be made for life to the surviving spouse.

     Mr. Casey

     The table below sets forth the estimated annual benefits, payable as a single life annuity beginning at retirement at age 65, at various remuneration levels and for representative years of service at normal retirement date, under the tax qualified non-contributory defined benefit pension plan applicable to Mr. Casey (the ‘‘Retirement Plan’’).

	Years of Service

Final Average Compensation	20 years	25 years	30 years	35 years	40 years

100,000	$25,603	$32,004	$38,405	$44,806	$49,806
150,000	40,603	50,754	60,905	71,056	78,556
200,000	55,603	69,504	83,405	97,306	107,306

     Under the Retirement Plan, the compensation taken into account generally includes all salary, bonuses and other taxable compensation, subject to an annual compensation limit, which currently is $200,000. As of December 31, 2002, the final average compensation and years of credited service for Phillip E. Casey for purposes of the Retirement Plan was $172,000 and eight years. The benefits under the Retirement Plan are not subject to any deduction for Social Security or other offset amounts.

     Mr. Leach

     Mr. Leach participates in the Pension Plan for Salaried Employees of the MRM Steel Division of Gerdau MRM Steel Inc. (the ‘‘Salaried Employees Plan’’), and a supplementary pension plan. The supplementary plan effectively tops up the amount payable under the Salaried Employees Plan to the levels that would be available if the Income Tax Act did not impose a maximum.

     The Salaried Employees Plan is a defined contribution plan. The employer matches each employee’s contributions to the plan, all of which contributions are held in an account for the employee. The total contributions at the retirement date are used to purchase an annuity. The plan provides for a benefit commencing the first month after retirement, normally in the form of a monthly annuity for the longer of the employee’s life and 10 years after the employee commences retirement. The estimated annual benefit payable to Mr. Leach under the Salaried Employees Plan is Cdn$50,696.

     The supplementary pension plan provides for a monthly payment amount for 15 years following the date of retirement. The monthly benefit payable is the difference between: (a) the monthly benefit payable under the Salaried Employees Plan; and (b) the lesser of: (i) 2% of the monthly base salary at the time of retirement; and (ii) 60% of the average base salary for the three years immediately preceding retirement, divided by 12. The estimated annual amount payable to Mr. Leach under the supplementary plan is Cdn$131,206.

Employment Agreements

     Mr. Casey does not have an employment agreement.

     The employment agreements with Messrs. Newman, Waisberg, Hagan, Gresham and Witzig are substantially identical except for the compensation provisions. The employment of all of these officers other than Mr. Newman has been terminated and they have received termination payments pursuant to their agreements. Mr. Newman’s employment will be terminated in May 2003 and he will receive a termination payment of three times his annual base salary and the average annual incentive earned over the preceding three years.

     Mr. Leach has an employment agreement with Gerdau MRM Inc., which is now one of the Corporation’s wholly-owned subsidiaries, Gerdau Ameristeel MRM Special Sections Inc. (“MRM”). Mr. Leach is also entitled to receive phantom options which track the value of MRM and the value of the shares of Gerdau S.A. Awards of phantom options are made by investing Mr. Leach’s base salary on the date of grant. Mr. Leach’s compensation also includes an annual bonus based on MRM’s net income before taxes for such fiscal year. Mr. Leach’s employment may be terminated for just cause, as defined in the agreement, or for the incapacity or death of Mr. Leach. If terminated for any other event, Mr. Leach will be entitled to receive Cdn$543,333 and the amount of the bonus, if any, that is due under the agreement. Mr. Leach is also entitled to benefits for 20 months after the date of the termination. Mr. Leach participates in MRM’s registered pension plan and provided that Mr. Leach works until his 56th birthday, but no longer than his 60th birthday, Mr. Leach will be entitled to a supplemental pension. See ‘‘Retirement Plans’’. Mr. Leach’s agreement also contains non-competition and non-solicitation covenants which run for a minimum of 20 months and 3 years, respectively, following his employment.

Indebtedness of Directors and Officers

     As of March 31, 2003, the aggregate indebtedness of all senior officers, directors and employees of the Corporation and all former officers, directors and employees of the Corporation made in connection with the purchase of securities of the Corporation was approximately Cdn$2.0 million. This indebtedness represents loans to executives pursuant to the Co-Steel Long-Term Incentive Plan (which has been terminated), which are secured by the common shares purchased with the loan proceeds and, in some cases life insurance.

     The indebtedness of any person who is, or at any time during the year ended December 31, 2002 was, a director, executive officer or senior officer of the Corporation entered into in connection with purchases of securities of the Corporation is shown in the table below:

				Security for
		Largest Amount		Indebtedness
	Involvement of the	Outstanding during	Amount Outstanding	(common shares
	Corporation	2002	as at March 31, 2003	of the Corporation)

Terry G. Newman	Loan from Corporation	Cdn$732,200	Cdn$732,200	55,899
Former President and Chief Executive Officer

Lorie Waisberg	Loan from Corporation	Cdn$736,321	Cdn$736,321	68,394
Former Executive Vice President Finance and Administration

Raymond Lepp	Loan from Corporation	Cdn$82,500	Cdn$82,500	13,870
Former Senior Vice President, Canadian Steel Operations

Louis F. Hagan Jr.	Loan from Corporation	Cdn$73,640	Cdn$73,640	4,875
Former Senior Vice President, U.S. Steel Operations

R. Stephen Gresham	Loan from Corporation	Cdn$60,753	Cdn$60,753	4,023
Former Vice President, Sales, Specialty Products

Ronald L. Witzig	Loan from Corporation	Cdn$60,753	Cdn.$60,753	4,023
Former Vice President, General Manager, Gerdau Ameristeel Perth Amboy Inc.

Andrew W. Boulanger	Loan from Corporation	Cdn$42,592	Cdn$42,592	2,896
Former Vice President, Chief Financial Officer

Brett A. Richards	Loan from Corporation	Cdn$42,592	Cdn$42,592	2,896
Former Vice President, Human Resources

Matthew C. Yeatman	Loan from Corporation	Cdn$49,560	Cdn$49,560	8,400
Vice President, Canadian Scrap Operations

     The only indebtedness of any officer, director or employee or former officer, director or employee to the Corporation or its subsidiaries since January 1, 2002, other than in connection with the purchase of securities of the Corporation, is the loan to André Beaudry which is described under ‘‘Interests of Insiders in Material Transactions’’.

Compensation of Directors

     Non-executive directors are currently paid an annual retainer of Cdn$25,000, a fee of Cdn$1,500 per board and committee meeting and an annual retainer of Cdn$5,000 for any director who acts as chairman of a committee. Directors are also reimbursed for their reasonable expenses incurred to attend meetings.

     In the past, directors were provided the opportunity to receive their remuneration in deferred share units in lieu of cash. A deferred share unit is a bookkeeping entry equivalent to the market value of the Corporation’s common shares, which is credited to an account maintained for each director until retirement from the board. In the year ended December 31, 2002, Messrs. Korthals, Heffernan and Schipper all elected to receive all or a portion of their compensation in deferred share units.

     The following table shows the deferred share units granted in 2002 to the directors, as well as their aggregate number of units and their value on December 31, 2002.

	Deferred Share	Aggregate Number of
	Units Granted	of Units Held on
Director	During Fiscal 2002	December 31, 2002	Year End Value(1)

Kenneth W. Harrigan	—	5,460	Cdn$12,613
Joseph J. Heffernan	7,700	19,068	Cdn$44,047
Robert W. Korthals	18,527	47,469	Cdn$109,653
J. Spencer Lanthier	—	5,683	Cdn$13,128
Lionel H. Schipper	8,315	18,945	Cdn$43,763

(1)	Based on the closing price on the Toronto Stock Exchange on December 31, 2002 of Cdn$2.31.

     In the future, directors will all receive 50% of their compensation in the form of deferred share units.

     None of the executive officers of Gerdau AmeriSteel received compensation for services rendered to or on behalf of the Corporation in his capacity as a director for the most recently completed fiscal year.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     The Toronto Stock Exchange Committee on Corporate Governance in Canada has issued guidelines for effective corporate governance (the ‘‘TSX guidelines’’). The Toronto Stock Exchange requires each listed corporation to disclose its approach to corporate governance with reference to the guidelines on an annual basis. This statement is designed to address this requirement.

Composition of the Board

     The TSX guidelines recommend that a majority of the directors of a corporation be ‘‘unrelated’’. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with a director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director.

     The Corporation’s board of directors is currently comprised of 13 individuals, nine of whom are unrelated. Four directors are related directors: Mr. Phillip Casey, Mr. André Bier Johannpeter and Mr. Garry Leach are related directors because they are officers of the Corporation; and Mr. Terry Newman is a related director because he was, until October 2002, an officer of the Corporation. The remaining nine directors are unrelated as none of them are currently, or have been within the last three years, an officer or employee of or material service provider to the Corporation or any of its subsidiaries, and none of them is an officer, employee or controlling shareholder of an entity that has a material business relationship with the Corporation. Accordingly, the Corporation satisfies the recommendation in the TSX guidelines that a majority of its directors be unrelated directors.

     The TSX guidelines also recommend that if a corporation has a ‘‘significant shareholder’’, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder (the ‘‘independent directors’’) which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

     Gerdau Steel Inc. is a significant shareholder of the Corporation for the purposes of the TSX guidelines, as it holds common shares representing 67.3% of the votes for the election of the board of directors of the Corporation. Seven of the 13 members of the Corporation’s board, Messrs. Harrigan, Heffernan, Koerner, Korthals, Lanthier, Schipper and Sopko, do not have interests in or relationships with either the Corporation or Gerdau Steel Inc. The remaining six directors are not independent directors, as they are either current or former officers of the Corporation or are directors or officers of Gerdau Steel Inc. or its upstream affiliates. Accordingly, the majority of independent directors on the board more than fairly reflects the investment in the Corporation by shareholders other than Gerdau Steel Inc.

     Gerdau Steel Inc. has agreed, in the Transaction Agreement relating to the merger of Gerdau’s North American operations with Co-Steel Inc., that until October, 2006 a majority of the directors of the Corporation will be independent directors.

The Role of the Board

     The board of directors meets on a quarterly basis to review the performance of the Corporation and guide the Corporation’s strategic direction. Additional meetings are scheduled as required to address specific issues or major transactions.

     A strategic review of the Corporation’s business is undertaken by the board of directors annually when management’s plans (including capital expenditures) are reviewed. Other functions of the board of directors include:

•	reviewing and approving all significant financings, acquisitions, divestitures, and other material transactions;

•	identifying and discussing the principal risks associated the Corporation’s business;

•	maintaining the Corporation’s corporate integrity by reviewing regulatory compliance (including environmental issues) and ensuring that the Corporation deals fairly with all of its stakeholders;

•	reviewing and approving the reports of the Corporation’s annual and quarterly financial results;

•	reviewing technology, productivity and efficiency issues regarding the business of the Corporation;

•	reviewing the dividend policy of the Corporation and declaring dividends;

•	reviewing the skills and development of senior management of the Corporation;

•	selecting committees from its own members to address specific issues.

     The board of directors has delegated routine communications to shareholders and the investment community to management. All other public communications are considered and reviewed by the board of directors.

Committees of the Board

     In order to discharge effectively its responsibilities, the board of directors has established four committees: Corporate Governance Committee, Audit Committee, Human Resources Committee and Safety, Health and Environmental Committee. All members of all the committees, other than the Safety, Health and Environmental Committee, are independent directors. The Safety, Health and Environmental Committee has three directors, one of whom is independent.

Corporate Governance Committee

     The Corporate Governance Committee is presently comprised of Mr. Joseph Heffernan (Chair) and Mr. Michael Koerner. The mandate of this committee includes the following:

•	developing the Corporation’s approach to corporate governance and recommending to the board of directors corporate governance principles to be followed by the Corporation;

•	identifying and proposing new nominees to the board of directors;

•	assessing on an annual basis the effectiveness of the board of directors, its committees and the contributions of the individual directors to each;

•	examining the size of the board of directors and recommending a board size that facilitates effective decision-making;

•	considering management succession issues and recommending to the Chairman policies and principles for the selection and performance review of the Chief Executive Officer and other members of senior management;

•	recommending an orientation program for new members to the board of directors to familiarize them with the Corporation;

•	creating and reviewing written mandates for the board of directors and its committees;

•	establishing a system for individual directors to engage outside advisors when required; and

•	determining the compensation of directors.

     The Corporate Governance Committee has also been granted the authority to recommend such other initiatives as are needed to help the board of directors address corporate governance issues.

Audit Committee

     The Audit Committee is presently comprised of Mr. Spencer Lanthier (Chair), Mr. Kenneth Harrigan and Mr. Robert Korthals. All members of the Audit Committee are required to be financially literate and at least one member of the Committee shall be a ‘‘financial expert’’ as such term is defined by the U.S. Securities and Exchange Commission. The mandate of the Audit Committee includes the following:

•	appointing and reviewing the terms of engagement of the Corporation s external auditors;

•	ensuring the independence of the external auditors;

•	approving all audit and non-audit services performed for the Corporation by the external auditors;

•	reviewing internal controls, financial reporting policies and procedures and the performance of the external auditors;

•	reviewing with management and the external auditors the annual and quarterly financial statements, in each case prior to their approval by the board of directors; and

•	discussing specific financial reporting and other issues as they arise with management and the external auditors.

Human Resources Committee

     The Human Resources Committee is comprised of Dr. Michael Sopko (Chair), Mr. Lionel Schipper and Mr. Kenneth Harrigan. This committee oversees the Corporation’s executive compensation program, including the incentive programs for senior personnel, oversees employee pension and benefit arrangements and administers the Corporation’s incentive programs.

Safety, Health and Environmental Committee

     The Safety, Health and Environmental Committee is comprised of Mr. Phillip Casey, Dr. Michael Sopko and Mr. André Bier Johannpeter. This committee oversees the Corporation’s safety, health and environmental programs and reports on those matters to the board of directors. This committee is responsible for, among other things, ensuring that bi-annual audits are conducted at each of the Corporation’s facilities to review environmental, health and safety performance, regulatory compliance and associated risks to the business.

Functioning of the Board Independent of Management

     The TSX guidelines suggest that every board should have in place appropriate structures and procedures to ensure that the board can function independently of management. The TSX guidelines suggest that corporations appoint a chairman of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or that a committee of the board be assigned this responsibility. Jorge Gerdau Johannpeter, an unrelated director, serves as the Corporation’s non-management Chairman of the board. In addition, the independent directors meet in camera following each directors meeting.

     While there is no formal written job description for the Corporation’s Chief Executive Officer, the Human Resources Committee and the board of directors regularly discuss the performance of the Corporation’s senior executives in achieving the Corporation’s strategic goals.

     Report presented by the Corporate Governance Committee.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

     The Corporation provides directors and officers liability insurance with a policy limit of $30 million in each policy year, with no deductible for directors and officers and a deductible of $500,000 for the Corporation. In addition, the Corporation provides employment practice liability insurance with a policy limit of $3 million. The total annual premiums for the policies are $278,000 which is paid in full by the Corporation.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

     In late January and early February 2003, Gerdau S.A., through a wholly-owned subsidiary, made subordinated loans totalling $30 million to Gerdau AmeriSteel subsidiaries to facilitate liquidity during the slower winter season.

     In 2001, Gerdau North America loaned approximately $500,000 to André Beaudry, Gerdau AmeriSteel’s Vice President, Steel Product Sales, as a retention/incentive package. The terms of the loan provided that the loan would be forgiven if Mr. Beaudry remained in the employ of Gerdau North America for a period of five years. The loan was forgiven by Gerdau AmeriSteel in the fourth quarter of 2002.

ANNUAL REPORT, FINANCIAL STATEMENTS AND ANNUAL INFORMATION FORM

     The annual report and consolidated financial statements of Gerdau AmeriSteel for the financial year ended December 31, 2002, will be placed before the meeting but shareholders will not be asked to vote thereon.

     Copies of Gerdau AmeriSteel’s latest annual information form (together with the documents incorporated therein by reference), the comparative financial statements of Gerdau AmeriSteel for 2002, together with the report of the auditors thereon, management’s discussion and analysis of Gerdau AmeriSteel’s financial condition and results of operations for 2002, the interim financial statements of Gerdau AmeriSteel for periods subsequent to the end of Gerdau AmeriSteel’s last fiscal year and this circular are available upon request from the Secretary of Gerdau AmeriSteel without charge to the security holders of the Corporation.

DIRECTORS’ APPROVAL

     The contents of this circular and its sending to shareholders of the Corporation have been approved by the directors of the Corporation.

By Order of the Board of Directors Tom J. Landa Vice President, Finance, Chief Financial Officer and Secretary

Tampa, Florida
March 31, 2003

APPENDIX ‘‘A’’

Resolution Reducing the Board Size

RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The number of directors of the Corporation be and is hereby reduced from 13 to 9 persons.

2.	The directors and officers of the Corporation are hereby authorized to take all such other steps and execute all documents as they deem necessary or desirable in order to reduce the number of directors of the Corporation from 13 to 9 persons.

APPENDIX ‘‘B’’

Resolution Amending the General By-law of the Corporation

RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The repeal of By-law No. A of the Corporation is hereby confirmed.

2.	The adoption of By-law No. A2, substantially in the form attached as Exhibit ‘‘I’’ hereto, is hereby confirmed.

3.	The Board of Directors of the Corporation is authorized in its absolute discretion to revoke this resolution before it is acted upon without further approval of the shareholders.

EXHIBIT ‘‘I’’

BY-LAW NO. A2 OF
GERDAU AMERISTEEL CORPORATION
(the ‘‘Corporation’’)

1.   INTERPRETATION

1.1.   Expressions used in this By-law shall have the same meanings as corresponding expressions in the Business Corporations Act (Ontario) and every other act or statute incorporated therewith or amending the same, or any act or statute substituted therefor (the ‘‘Act’’).

1.2.   This by-law shall come into force on the date of its confirmation by the shareholders of the Corporation in accordance with the Act.

1.3.   All previous by-laws of the Corporation are repealed as of the coming into force of this by-law provided that such repeal shall not affect the previous operation of any by-law so repealed or the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or directors with continuing effect passed under any repealed by-law shall continue as good and valid except to the extent inconsistent with this by-law and until amended or repealed.

2.   CORPORATE SEAL

2.1.   The Corporation shall have a corporate seal which shall be adopted and may be changed by resolution of the directors.

3.   FINANCIAL YEAR

3.1.   Until changed by the directors, the financial year of the Corporation shall end on the last day of December in each year.

4.   DIRECTORS

4.1.   Number. The number of directors shall be not fewer than the minimum and not more than the maximum provided in the articles. At each election of directors the number elected shall be such number as shall be determined from time to time by special resolution or, if the directors are empowered by special resolution to determine the number, by the directors.

4.2.   Remuneration and Expenses. The directors shall be paid such remunerations for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the shareholders, the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor. Any remuneration payable to a director who is also an officer or employee of the Corporation or who serves it in any professional capacity shall, unless the board of directors otherwise directs, be in addition to his salary as an officer or employee or to his professional fees, as the case may be. The board may by resolution award special remuneration to any director undertaking any special services on the Corporation’s behalf other than work required of him as a director of the Corporation and the confirmation of any such resolution or resolutions by the shareholders shall not be required.

4.3.   Quorum. A quorum of directors shall be two-fifths of the number of directors or such greater number as the directors or shareholders may from time to time determine. If the number of directors is not evenly divisible by five, then the next whole number above two-fifths of the number of directors shall constitute a quorum.

4.4.   Calling of Meetings. Meetings of the directors shall be held at such time and place within or outside Ontario as the Chairman of the Board, the President or any two directors may determine. A majority of meetings of directors need not be held within Canada in any financial year.

4.5.   Notice of Meetings. Notice of the time and place of each meeting of directors shall be given to each director by telephone not less than 48 hours before the time of the meeting or by written notice not less than four days before the date of the meeting, provided that the first meeting immediately following a meeting of shareholders at which directors are elected may be held without notice if a quorum is present. Meetings may be held without notice if the directors waive or are deemed to waive notice.

4.6.   Regular Meetings. The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purposes thereof or the business to be transacted thereat to be specified.

4.7.   Electronic Meetings. Where the directors consent to the participation of a director in a meeting of the board or of a committee of the board by means of telephone, electronic or other communications facilities, such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board held while a director holds office.

4.8.   Chairman. The Chairman of the Board, or in his absence the President if a director, or in his absence a director chosen by the directors at the meeting, shall be chairman of any meeting of directors.

4.9.   Voting at Meetings. At meetings of directors each director shall have one vote and questions shall be decided by a majority of votes. The Chairman of the Board shall have a second or casting vote in case of an equality of votes.

5.   OFFICERS

5.1.   General. The directors may from time to time appoint a Chairman of the Board, a President, one or more Vice-Presidents, a Secretary, a Treasurer and such other officers as the directors may determine. Except for the Chairman of the Board and a Vice-Chairman of the Board, if any, an officer need not be a director.

5.2.   Chairman of the Board. The Chairman of the Board, if any, shall be appointed from among the directors and when present shall be chairman of meetings of directors and shareholders and shall have such other powers and duties as the directors may determine.

5.3.   President. Unless the directors otherwise determine the President shall be appointed from among the directors and shall be the chief executive officer of the Corporation and shall have general supervision of its business and affairs and in the absence of the Chairman of the Board shall be chairman of meetings of directors and shareholders when present.

5.4.   Vice-President. A Vice-President shall have such powers and duties as the directors or the chief executive officer may determine.

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5.5. Secretary. The Secretary shall give required notices to shareholders, directors, auditors and members of committees, act as secretary of meetings of directors and shareholders when present, keep and enter minutes of such meetings, maintain the corporate records of the Corporation, have custody of the corporate seal and shall have such other powers and duties as the directors or the chief executive officer may determine.

5.6.   Treasurer. The Treasurer shall keep proper accounting records in accordance with the Act, have supervision over the safekeeping of securities and the deposit and disbursement of funds of the Corporation, report as required on the financial position of the Corporation, and have such other powers and duties as the directors or the chief executive officer may determine.

5.7.   Assistants. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant unless the directors or the chief executive officer otherwise direct.

5.8.   Variation of Duties. The directors may, from time to time, vary, add to or limit the powers and duties of any officer.

5.9.   Term of Office. Each officer shall hold office until his successor is elected or appointed, provided that the directors may at any time remove any officer from office but such removal shall not affect the rights of such officer under any contract of employment with the Corporation.

6.   INDEMNIFICATION AND INSURANCE

6.1.   Indemnification of Directors and Officers. The Corporation shall indemnify a director or officer, a former director or officer or a person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and the heirs and legal representative of such a person to the extent permitted by the Act.

6.2.   Insurance. The Corporation may purchase and maintain insurance for the benefit of any person referred to in the preceding section to the extent permitted by the Act.

7.   SHAREHOLDERS

7.1.   Quorum. A quorum for the transaction of business at a meeting of shareholders shall be two persons present and each entitled to vote at the meeting.

7.2.   Electronic Meetings. A meeting of shareholders may be held by telephonic or electronic means and a shareholder who, through those means, votes at a meeting or establishes a communications link to a meeting shall be deemed to be present at that meeting.

7.3.   Chairman and Secretary. The chairman of any meeting of shareholders shall be the Chairman of the board of directors or, in his absence, if a director, the President of the Corporation, or in his absence a Vice President who is also a director. In the absence of the foregoing persons, any officer or director of the Corporation present shall act as Chairman.

7.4.   Scrutineers. The Chairman at any meeting of shareholders may appoint one or more persons (who need not be shareholders) to act as scrutineer or scrutineers at the meeting.

7.5.   Persons Entitled to be Present. The only persons entitled to be present at a meeting of the shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act, the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

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7.6. Proxies. A proxy shall be acted upon only if, prior to the time so fixed and specified in the notice calling the meeting or in the information circular relating thereto, it shall have been deposited with the Corporation or an agent thereof specified in such notice or information circular or, if no such time is specified in such notice or information circular, unless it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

7.7.   Ballots. Where a shareholder or proxyholder so demands, a ballot shall be taken in such manner as the chairman shall direct. A demand for a ballot may be withdrawn at any time prior to the taking of the ballot. The result of the ballot so taken shall be the decision of the shareholders upon the question.

8.   DIVIDENDS AND RIGHTS

8.1.   Declaration of Dividends. Subject to the Act, the directors may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation.

8.2.   Cheques. A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the address of such holder in the Corporation’s securities register, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their address in the Corporation’s securities register. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

8.3.   Non-Receipt of Cheques. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the directors may from time to time prescribe, whether generally or in any particular case.

8.4.   Unclaimed Dividends. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

9.   EXECUTION OF INSTRUMENTS

9.1.   Deeds, transfers, assignments, agreements, proxies and other instruments may be signed on behalf of the Corporation by any two directors or by a director and an officer or by one of the Chairman of the Board, the President and a Vice-President together with one of the Secretary and the Treasurer or in such other manner as the directors may determine; except that insider trading reports may be signed on behalf of the Corporation by any one director or officer of the Corporation.

10.   NOTICE

10.1.   Accidental omission to give any notice to any shareholder, director, auditor or member of a committee or non-receipt of any notice or any error in a notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice.

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APPENDIX ‘‘C’’

Resolution Amending the Articles of the Corporation

RESOLVED AS A SPECIAL RESOLUTION THAT:

3.	The Corporation is hereby authorized to amend its articles to allow the board of directors of the Corporation to determine, by resolution from time to time, the number of directors of the Corporation within the prescribed maximum and minimum limits set out in the Corporation’s articles.

4.	Any officer or director of the Corporation is authorized and directed on behalf of the Corporation to deliver articles of amendment, in duplicate, to the Director under the Business Corporations Act (Ontario) and to execute all documents and to do all things as in the opinion of such person may be necessary or desirable in connection with the foregoing resolution.

5.	The board of directors of the Corporation is authorized in its absolute discretion to revoke this resolution before it is acted upon without further approval of the shareholders.